Eversource Energy and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2017
		For the Years Ended December 31,
(Thousands of Dollars)		2016	2015	2014	2013	2012 (a)
Earnings, as defined:
Net income	$756,216	$949,821	$886,004	$827,065	$793,689	$533,077
Income tax expense	447,921	554,997	539,967	468,297	426,941	274,926
Equity in earnings of equity investees	(22,975)	(243)	(883)	(1,044)	(1,318)	(1,154)
Dividends received from equity investees	13,996	120	—	—	582	733
Fixed charges, as below	340,994	429,406	397,392	386,451	362,403	353,616
Less: Interest capitalized (including AFUDC)	(8,277)	(10,791)	(7,221)	(5,766)	(4,062)	(5,261)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(9,398)	(12,532)	(12,532)	(12,532)	(12,803)	(11,715)
Total earnings, as defined	$1,518,477	$1,910,778	$1,802,727	$1,662,471	$1,565,432	$1,144,222

Fixed charges, as defined:
Interest Expense	$319,477	$400,961	$372,420	$362,106	$338,699	$329,945
Rental interest factor	3,842	5,122	5,219	6,047	6,839	6,695
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	9,398	12,532	12,532	12,532	12,803	11,715
Interest capitalized (including AFUDC)	8,277	10,791	7,221	5,766	4,062	5,261
Total fixed charges, as defined	$340,994	$429,406	$397,392	$386,451	$362,403	$353,616

Ratio of Earnings to Fixed Charges	4.45	4.45	4.54	4.30	4.32	3.24

(a) NSTAR amounts were included in Eversource beginning April 10, 2012.